-------------------------   UNITED STATES SECURITIES AND EXCHANGE COMMISSION     ----------------------------
                                         Washington, D.C.  20549
       FORM 4/A                                                                            OMB APPROVAL
                               AMENDED STATEMENT OF CHANGES IN BENEFICIAL
------------------------                       OWNERSHIP                         ----------------------------
/_/ Check this box if no                                                         OMB Number:        3235-0287
    longer subject to            Filed pursuant to Section 16(a) of the          Expires:  September 30, 1998
    Section 16. Form 4       Securities Exchange Act of 1934, Section 17(a)      Estimated average
    or Form 5                 of the Public Utility Holding Company Act of       burden hours per
    obligations may          1935 or Section 30(f) of the Investment Company     response...............  0.5
    continue. See                              Act of 1940                       ----------------------------
    Instruction 1(b).
(Print or Type Responses)
-------------------------------------------------------------------------------------------------------------
1. Name and Address of            2. Issuer Name AND Ticker or      6. Relationship of Reporting
   Reporting Person*                 Trading Symbol                    Person(s) to Issuer
                                                                           (Check all applicable)
                                         Trend-Lines, Inc.          __ Director        _X_ 10% Owner
BLACK    EMILIA       F.                     "TRND"                 __ Officer (give   ___ Other (specify
________________________________                                                 title            below)
(Last)    (First)     (Middle)                                                   below)
                                                                      __________________________________
Trend-Lines, Inc.
135 American Legion Highway       3. IRS or Social      4. Statement
________________________________     Security Number       for
            (Street)                 of Reporting          Month/Year
                                     Person
                                     (Voluntary)            May, 1998
Revere      MA             02151
________________________________                        5. If         7. Individual or Joint/Group
(City     (State)          (Zip)                           Amendment,    Filing
                                                           Date of        (Check Applicable Line)
                                                           Original   _X__Form filed by One Reporting
                                                           (Month/        Person
                                                           Year)      ____Form filed by More than One
                                                                          Reporting Person
                                                           May, 1998
--------------------------------------------------------------------------------------------------------------------------

                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security       2. Trans-   3. Trans-    4. Securities Acquired     5. Amount      6. Owner-       7. Nature
   (Instr. 3)                 action      action       (A) or                     of             ship            of
                              Date        Code         Disposed of (D)            Securities     Form:           Indirect
                             (Month/     (Instr.8)     (Instr. 3, 4 and 5)        Benefi-        Direct (D)      Beneficial
                              Day/                                                cially         or Indi-        Ownership
                              Year)                                               Owned at       rect (I)        (Instr. 4)
                                                                                  End of         (Instr. 4)
                                                                                  Month
                                                                                  (Instr. 3
                                                                                   and 4)
                                       ____________ ___________________________
                                       Code    V     Amount    (A) or    Price
                                                               (D)

Class A Common Stock       5/12/98       P     V     20,000     A        $6.3725  2,555,772          *                *
Class A Common Stock       5/14/98       P     V      8,000     A        $6.3725  2,555,772          *                *
Class A Common Stock       5/14/98       P     V      2,000     A        $6.25    2,555,772          *                *


--------------------------------------------------------------------------------------------------------------------------

* See Attached Schedule A


Reminder:  Report on a separate line for each class of
           securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                 SEC 1474 (7-96)


FORM 4/A (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of          2. Con-   3. Trans-  4. Trans-  5. Num-    6. Date      7. Title      8. Price   9. Num-   10. Own-  11. Na-
 Derivative           version   action     action     ber of     Exercis-     and Amount    of De-     ber of    ership    ture of
 Security             or        Date       Code       Deri-      able and     of Under-     rivative   Deriva-   Form of   Indi-
 (Instr. 3)           Exer-     (Month/    (Instr.    vative     Expiration   lying Secu-   Secu-      tive      Deriva-   rect Ben-
                      cise       Day/       8)        Secu-      Date         rities        rity       Securi-   tive Se-  eficial
                      Price      Year)                rities     (Month/Day/  (Instr. 3     (Instr.    ties Ben- curity:   Owner-
                      of De-                          Acquired    Year)        and 4)        5)        eficially Direct    ship
                      rivative                        (A) or                                           Owned at  (D) or    (Instr.
                      Security                        Disposed                                         End of    Indirect   4)
                                                      of (D)                                           Month     (I)
                                                      (Instr. 3,                                       (Instr.   (Instr.
                                                       4, and 5)                                        4)        4)

                                         __________  ___________ ____________  _____________
                                         Code   V     (A)   (D)  Date   Expi-  Title   Amount
                                                                 Exer-  ra-            or
                                                                 cis-   tion           Number
                                                                 able   Date           of
                                                                                       Shares






------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:







** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                /s/ Emilia F. Black                      June 5, 1998
                                                                         ------------------------------------------  -------------
                                                                             ** Signature of Reporting Person             Date
                                                                                Emilia F. Black

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (7-96)

                           SCHEDULE A
                               TO
                            FORM 4/A

                         EMILIA F. BLACK



CLASS A COMMON STOCK               SHARES BENEFICIALLY OWNED

Emilia F. Black                    2,555,772(1)(2)



(1) Emilia F. Black shares voting and investment control with her spouse, Stanley D. Black, with respect to 118,500 shares of Class A Common Stock. Mrs. Black does not currently have voting or investment power with respect to 9,313 shares of Class A Common Stock deemed beneficially owed by her, but has the right, in her capacity as settlor of a certain trust, to acquire such shares. Of the aggregate 2,427,959 shares of Class B Common Stock deemed beneficially owned by Mrs. Black, 1,100,000 shares are held of record by a limited partnership (the "Limited Partnership") of which Mrs. Black and Mr. Black are the general partners and share voting and investment power. All other shares are held of record by various trusts created by Mr. Black and/or Mrs. Black. Mrs. Black has sole voting and investment power with respect to 967,852 of the 2,427,959 shares of Class B Common Stock deemed beneficially owned by her. Mrs. Black does not currently have voting or investment power with respect to the aggregate of 381,087 shares of Class B Common Stock deemed beneficially owned by her, but has the right, in her capacity as settlor of certain trusts, to acquire such shares. Except for these 381,087 shares and the 1,100,000 shares held of record by the Limited Partnership, Mrs. Black disclaims beneficial ownership of all shares listed as beneficially owned by Mr. Black. Of the aggregate 2,427,959 shares of Class B Common Stock deemed beneficially owned by Mrs. Black, 1,792,749 shares (including the aggregate 1,100,000 held of record by a limited partnership as noted above) are also deemed beneficially owned by Mr. Black.

(2) Includes shares of Class B Common Stock which are convertible at any time into Class A Common Stock on a share-for-share basis.